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                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of April 2008, the percentage of shares of Payson Total Return Fund (the "Fund") owned by Payse & Co. fell to 24.38% and thus resulted in a change in control of the Fund. This change is primarily due to the net result of shareholder activity that lowered the number of shares in the Fund.


Reliance Trust Company acquired control of the Fund as of July 31, 2008 due to ownership of greater than 25% of the Fund's outstanding shares. Reliance Trust Company owned 42.50% of the Fund and thus controlled the Fund as of that date.